Exhibit 99.33

FOR IMMEDIATE RELEASE

LIBERATION INVESTMENT GROUP, LLC

11766 Wilshire Boulevard, Suite 870

Los Angeles, CA 90025

Contact: Emanuel Pearlman

Tel: 310.479.3434

Fax: 310.479.3363

BALLY HOLDERS DELIVER MANDATE FOR CHANGE

LIBERATION PROPOSALS RECEIVE SUBSTANTIAL MAJORITY OF VOTES

LOS ANGELES, CA — January 26, 2006 - Liberation Investments welcomes the anticipated results of voting at today’s annual shareholder meeting of Bally Total Fitness Holding Corporation (NYSE: BFT).

Based on information provided by proxy voting service ADP and other sources, Liberation preliminarily estimates that its proposals to give shareholders a greater voice in corporate governance at Bally received at least 70% of the votes cast at the meeting, representing approximately 55% of the shares outstanding.

Although Liberation’s proposals required a 75% super-majority of all outstanding Bally shares to pass, the investment fund said that it was pleased with the outcome of the voting. Liberation said that Bally’s shareholders have delivered Bally’s new Board a powerful message to meaningfully address shareholder concerns.

In addition to the vote on Liberation’s proposals, Liberation believes that Bally’s shareholders approved by a wide margin the election as directors of Charles J. Burdick, Barry R. Elson and Don R. Kornstein, each of whom was nominated by dissident shareholder Pardus Capital Management, rejecting Bally’s director candidate. Liberation called on Bally’s Board to heed the recommendation of other large shareholders and immediately appoint Mr. Kornstein chairman of the Special Committee formed to guide Bally’s consideration of strategic alternatives.

Liberation believes that Bally’s shareholders also rejected the company’s new proposed equity compensation plan, which would have made another 1.75 million shares of Bally stock available for award to Bally employees in addition to the substantial equity grants made in recent months to senior Bally executives.

Gregg Frankel, President of Liberation Investment Group LLC, commented, “For the first time since July of 2004, when Bally’s last shareholder meeting was held, the voice of shareholders has been heard. This vote was a referendum on the responsiveness of Bally’s Board to shareholder concerns. The message to the Board is loud and clear: Reform is needed now. We look forward to working together with the Board to achieve this important goal.”

Liberation Investments, L.P. and Liberation Investments Ltd. are private investment funds managed by Liberation Investment Group LLC. Emanuel R. Pearlman is the majority member and general manager of Liberation Investment Group LLC, and as such may be deemed to be the beneficial owner of the shares of Bally owned by the Liberation Funds.